UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Exercise of Pre-emption Right in the Fifth Bidding Round of areas under Production Sharing Regime

Rio de Janeiro, June 5, 2018 – Petróleo Brasileiro SA – Petrobras informs that today it submitted to the National Energy Policy Council (CNPE) an expression of interest to exercise the pre-emption right for the 5th Bid Round of Exploration Block under the production sharing regime, pursuant to Brazilian Law 12.351/2010 and Federal Decree 9.041/2017.

Considering the parameters disclosed in CNPE Resolution No. 04 of 2018, after technical analysis, approval by the Executive Board and resolution within the Board of Directors, Petrobras decided to express interest in exercising the pre-emption right in “Sudoeste de Tartaruga Verde” block, as an operator and with a 30% stake.

The amount corresponding to the signature bonus to be paid by the company is R$ 21 million, considering that the auction results confirm the stake indicated above.

It is important to note that Petrobras may increase the percentage of 30% indicated for the area where it is exercising its pre-emption right, forming consortiums to participate in the bidding processes.

In relation to the areas in which Petrobras has not exercised its pre-emption right, the company may participate on an equal basis with other bidders, whether acting as operator or non-operator.

With the conclusion of this round, which might take place in September 2018, the company will timely communicate to the market the results of its participation, in compliance with current legislation.

Petrobras’ position in the bidding processes sponsored by the Petroleum National Agency (ANP) is in line with the fundamentals of its Strategic Plan, which provides for the sustainability of oil and gas production, with the continuation of the exploration portfolio strengthening and partnerships.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 05, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer